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DENVER DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO
Case No. 99 CV 0639

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                 SHAREHOLDER'S CLASS ACTION COMPLAINT AND JURY DEMAND

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ANDREW WOHLMAN,

                    Plaintiff,

v.

FRANK B. DAY; DUNCAN H. COCROFT; ROBERT D. GREENLEE; MARY C. HACKING; GERALD A. HORNBECK; DAVID M. LUX; ARTHUR WONG; AND ROCK BOTTOM RESTAURANTS, INC.,

                    Defendants.

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     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief based, INTER ALIA, upon the investigation of counsel, as to all other allegations herein, as follows:

                                 NATURE OF THE ACTION

          1. This is a stockholder's class action on behalf of the public stockholders of Rock Bottom Restaurants, Inc. ("Rock Bottom" or the "Company"), against certain of its officers and directors and the principal shareholder of Rock Bottom to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of Rock Bottom common stock by its principal shareholder, to the exclusion of other BONA FIDE bidders.

                                     THE PARTIES

          2. Plaintiff Andrew Wohlman is and at all relevant times has been an owner of Rock Bottom common stock.

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          3.   (a)  Rock Bottom maintains its principal executive offices located at 248 Centennial Parkway, Suite 100, Louisville, Colorado 80027. Rock Bottom operates restaurants and brewery restaurants.

               (b) As of November 1998, Rock Bottom had approximately 8 million shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. Rock Bottom common stock is listed and traded on the NASDAQ National Market.

          4. (a) At all relevant times, defendants Frank B. Day ("Day"), Duncan H. Cocroft, Robert D. Greenlee, Mary C. Hacking, Gerald A. Hornbeck, David M. Lux and Arthur Wong constitute the Board of Directors of Rock Bottom (collectively, the "Individual Defendants").

               (b) In addition, at all relevant times, defendant Day serves as Chairman of the Board, President and Chief Executive Officer of the Company. Defendant Day holds approximately 16% of the outstanding common stock of Rock Bottom. As such, defendant Day and his hand-picked representatives on the Rock Bottom Board are in a position to and do dominate Rock Bottom's affairs. Day, therefore, as the Company's principal shareholder, owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Rock Bottom.

          5. By virtue of their positions as directors and/or officers of Rock Bottom and/or their exercise of control and dominant ownership over the business and corporate affairs of Rock Bottom, each and every of the Individual Defendants (especially Day) has, and at all relevant times had, the power to control and influence, and did control and influence and cause Rock Bottom to engage in the practices complained of herein. Each Individual Defendant owed and owes Rock Bottom and its stockholders fiduciary obligations and was and is required to: use his/her ability to control and manage Rock Bottom in a fair, just and equitable manner; act in furtherance of the best interests of Rock Bottom and its stockholders; govern Rock Bottom in such a manner as to heed the

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expressed views of its public shareholders; refrain from abusing his/her positions of control; and not to favor his/her own interests at the expense of Rock Bottom and its stockholders.

          6. As discussed in detail below, Day, in concert with the Individual Defendants, who together control the actions of Rock Bottom, have breached their fiduciary duties to Rock Bottom's public stockholders by acting to cause or facilitate Day's acquisition of the publicly-held shares of Rock Bottom, to the exclusion of all other bidders, for unfair and inadequate consideration, and colluding in Day's coercive tactics in accompanying such buy-out.

          7. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of Rock Bottom and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                               CLASS ACTION ALLEGATIONS

          8. Plaintiff brings this action pursuant to C.R.C.P. 23, on behalf of himself and all other shareholders of the Company, except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

          9. This action is properly maintainable as a class action for the following reasons:

               a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 8 million shares of Rock Bottom common stock which are outstanding, held by hundreds if not thousands of stockholders of Rock Bottom stock who are members of the Class.

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               b.   Members of the Class are scattered throughout the United
States and are so numerous that it is impracticable to bring them all before this Court.

               c. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following:

                    i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Day at the expense of the members of the Class;

                    ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Day, the principal stockholder of Rock Bottom, are violating their fiduciary duties to plaintiff and the other members of the Class;

                    iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                    iv) Whether defendants have initiated and timed their buy-out of Rock Bottom shares to unfairly benefit Day at the expense of Rock Bottom's public shareholders.

               d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

               e. Plaintiff is committed to prosecuting this action and has retained competent counsel experience in litigation of this nature. Plaintiff is an adequate representative of the Class.

               f. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

          10. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because
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of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and Rock Bottom's violations of law will proceed without remedy.

                               SUBSTANTIVE ALLEGATIONS

A.        THE COMPANY

          11. Rock Bottom operates 42 "Old Chicago" restaurants and 27 brewery restaurants. The brewery restaurants operate under the names "Rock Bottom Restaurant & Brewery," "ChopHouse & Brewery," "Walnut Brewery" and "Big River Grille & Brewing Works."

          12. Rock Bottom has recorded impressive financial results. In this regard, on or about October 21, 1998, Rock Bottom reported its financial results for the third quarter of 1998. Net income for the three months ended September 27, 1998, increased 163% to $1.4 million, or $0.18 per share, as compared to a loss of $2.2 million, or $.28 per share for the comparable period in 1997.

B.        ROCK BOTTOM RECEIVES
          UNSOLICITED BIDS FOR THE COMPANY

          13. Unknown to the public, on or about January 8, 1999, ConQuest Partners ("ConQuest") made an offer to the Individual Defendants to acquire the Company's outstanding shares for at least $10 per share in cash, representing more than a 60% premium to the unaffected market price of the Company.

          14. Thereafter, Consolidated Restaurant Cos. ("Consolidated") of Dallas also informed Rock Bottom's Board that it was interested in acquiring the Company's shares. That offer was also not made public.



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C.        DEFENDANT DAY ANNOUNCES A PROPOSED
          MANAGEMENT LED BUY-OUT OF THE COMPANY

          15. Instead of embracing these premium offers or initiating an auction process, on or about January 27, 1999, Rock Bottom announced that it had received a proposal from defendant Day, the Company's Chairman, President and CEO, to effectuate a management-led buy-out of Rock Bottom's stock in a going-private transaction. During such announcement, Rock Bottom disclosed that it had received two other expressions of interest to acquire Rock Bottom's shares. Rock Bottom also announced that it had formed a "special committee" of purportedly independent directors to evaluate the proposed offers.

          16. The management LBO proposal was prompted by the outside expressions of interest and was designed to preclude those offers from succeeding while reserving for management and its handpicked allies on the Board the benefits to be derived from the Company's future growth and prosperity while securing defendants in their jobs and perquisites. Commenting on the timing and structure of the proposed leveraged buy-out proposal, Scott W. Condon ("Condon"), ConQuest's Managing Director, stated:

          ConQuest Partners has followed Rock Bottom closely over the last year. We have undertaken considerable due diligence and carefully considered our valuation of Rock Bottom's common-stock shares, as reflected in our January 9, 1999 indication of interest . . . [W]ITH ROCK BOTTOM'S NEWS RELEASE TODAY, WE HAVE SOME CONCERN THAT MR. DAY IS IN A POSITION TO SIMPLY NEGOTIATE AND ANNOUNCE A DEFINITIVE AGREEMENT BETWEEN HIS MANAGEMENT-LED GROUP AND THE SPECIAL COMMITTEE, AND THAT AGREEMENT COULD INCLUDE 'TOPPING' OR 'BREAKUP' FEES AND OTHER DETERRENTS TO THIRD-PARTY BIDS. . . [w]e hope and assume that ConQuest Partners will be given an equal opportunity to conduct due diligence and negotiate with the Special Committee before any decision is made.

[Emphasis added.]


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          17.  On February 1, 1999, Rock Bottom's shares closed at $8 11/16 reflecting the uncertainty of the market as to whether ConQuest's $10 offer will be considered seriously by defendants or whether defendants will proceed with the LBO at an inadequate price.

                                 FIRST CAUSE OF ACTION
                              (BREACH OF FIDUCIARY DUTY)

          18. Day, by reason of his substantial ownership of Rock Bottom's outstanding shares, is in a position to ensure effectuation of the management led leveraged buy-out without regard to its fairness to Rock Bottom's public shareholders. Day and his allies on Rock Bottom's Board are acting to force Rock Bottom's public shareholders to relinquish their Rock Bottom share without an adequate process to ensure that these shareholders receive the highest price attainable under the circumstances for such shares.

          19. Thus, Day has the power and is exercising his power to acquire Rock Bottom's shares and dictate terms which are in Day's best interest, without seriously exploring ConQuest's and Consolidated's competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of Rock Bottom's stock.

          20. Because Day is in possession of proprietary corporate information concerning Rock Bottom's future financial prospects, the degree of knowledge and economic power between Day and the class members is unequal, making it grossly and inherently unfair for Day to obtain the remaining Rock Bottom's shares without an adequate process.

          21. By using his domination and control as a means to force the consummation of the leveraged buy-out transaction. Day is violating his duties as the Company's principal shareholder.

          22. Defendants' purported review of the transaction by a special committee of "independent directors" is a sham given Day's domination of the Rock Bottom Board.

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          23.  Defendants, acting in concert, are violating their fiduciary duties owed to the public shareholders of Rock Bottom and are putting their own personal interests ahead of the interests of Rock Bottom's public shareholders. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with the third-party bidders that have emerged and any other potential suitors, which they have failed to do.

          24. Defendants have initiated an active sales process and, thus, have assumed enhanced duties to maximize shareholder value. In that regard, defendants must adequately ensure that no conflict of interest exists between their own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

          25. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Rock Bottom.

          26.  Defendants' fiduciary obligations require them to:

               (a) act independently so that the interests of Rock Bottom's public stockholders will be protected;

               (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Rock Bottom's public stockholders; and


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               (c)  provide Rock Bottom's stockholders with truly independent representation in the negotiations with Day and the other bidders for the Company.

          27. By reason of the foregoing, defendants have breached and will continue to breach their duties to the public shareholders of Rock Bottom and are engaging in improper, unfair dealing and wrongful and coercive conduct.

          28. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

          29. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

          30. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

          31. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buy-out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Rock Bottom's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

          32. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

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          WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

               1. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

               2. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

               3. Enjoining the leveraged buy-out transaction and, if such transaction is consummated, rescinding the transaction;

               4. Requiring defendants to abide by and uphold their fiduciary responsibilities in selling the Company and to fully insulate themselves from any conflicts of interest that interfere with that would interfere with their duties;

               5. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

               6. Awarding plaintiff the costs and disbursements of this action, including allowance for plaintiff's attorneys' and experts' fees; and

               7. Granting such other, and further relief as this Court may deem to be just and proper.

                                     JURY DEMAND

          Plaintiff demands a trial on issues so triable.

          DATED at Denver, Colorado this 2nd day of February, 1999.


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                                        BADER & ASSOCIATES, P.C.


                                        By:  /s/ Gerald L. Bader, Jr.
                                             ------------------------------
                                        Gerald L. Bader, Jr., No. 3625
                                        1660 Wynkoop Street, Suite 1100
                                        Denver, Colorado 80202-1160
                                        Telephone: (303) 534-1700
                                        Telecopier:(303) 534-0725

                                        Attorneys for Plaintiff


OF COUNSEL:

Steven G. Schulman
U. Seth Ottensoser
MILBERG WEISS BERSHAD HYNES
 & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300

Richard Kranich
LAW OFFICES OF RICHARD KRANICH
120 Broadway, Suite 1016
New York, NY 10172
(212.) 608-8965

Plaintiff's Address
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308 Stewart Avenue
Kalamazoo, Michigan 49007





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